UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 6)


                          TEXFI INDUSTRIES, INC.
                             (Name of Issuer)


                Common Stock, Par Value $1.00 Per Share
                      (Title of Class of Securities)

                                882895 10 5
                              (CUSIP Number)


     Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 882895 10 5                               SCHEDULE 13G

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     L. Terrell Sovey, Jr.
     ###-##-####

2)   Check the Appropriate Box if a Member of a Group

     Not Applicable

3)   SEC Use Only

4)   Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned by Each Reporting Person With

           5)  Sole Voting Power

               775,143 shares

           6)  Shared Voting Power

               - 0 -

           7)  Sole Dispositive Power

               775,143 shares

           8)  Shared Dispositive Power

               37,000

     9)   Aggregate Amount Beneficially Owned by Each Reporting
          Person

          812,143 shares

     10)  Check if the Aggregate Amount in Row (9) Excludes
          Certain Shares


     11)  Percent of Class Represented by Amount in Row 9

          9.2 percent

     12)  Type of Reporting Person

          IN

Item 1   (a)  Name of Issuer:

               Texfi Industries, Inc.

         (b)  Address of Issuer's Principal Executive Offices:

               5400 Glenwood Avenue, Suite 215
               Raleigh, North Carolina 27612

Item 2   (a)  Name of Person Filing:

               L. Terrell Sovey, Jr.

         (b)  Address of Principal Business Office, or, if none,
Residence:

               367 South Pine Street
               Spartanburg, South Carolina 29302

          (c) Citizenship:

               United States

          (d) Title of Class of Securities:

               Common Stock, Par Value $1.00 Per Share

          (e) CUSIP Number:

               882895 10 5

Item 3   Type of Filing:

               Not Applicable.

Item 4   Ownership (at December 31, 1994):

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a) Amount Beneficially Owned:

                  812,143 shares which include 492,274 shares owned directly; 29,805 shares held in retirement plans of which Mr. Sovey is the beneficiary and over which Mr. Sovey exercises sole voting and investment power; 24,000 shares held by the estate of Kathryn W. Sovey of which Mr. Sovey is executor; 18,900 shares held in retirement plans of which Mr. Sovey is not a beneficiary and over which Mr. Sovey exercises sole voting and investment power;
                  37,000 shares held in an individual retirement account over which Mr. Sovey has investment power pursuant to a revocable power of attorney but over which Mr. Sovey has no voting power; 210,164 shares that Mr. Sovey has the right to acquire upon conversion of $1,406,000 principal amount of the Issuer's outstanding 11 % Senior Subordinated Debentures due 1997.

          (b)  Percent of Class:

               9.2 percent

          (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

               775,143 Shares

          (ii) shared power to vote or to direct the vote

               -0-

          (iii) sole power to dispose or direct the disposition of

               775,143 Shares

          (iv) shared power to dispose or direct the disposition of

               37,000

Item 5   Ownership of Five Percent or Less of a Class:

             Not applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another
             Person:

             Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
         Holding Company:

             Not applicable.

Item 8   Identification and Classification of Members of the Group:

             Not applicable.

Item 9   Notice of Dissolution of Group:

             Not applicable.

Item 10  Certification:

             Not applicable.

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.



                                  \S\ L. Terrell Sovey, Jr.



                                 L. Terrell Sovey, Jr.


Date:  February  9 , 1995